Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Maverix Metals Inc. (“Maverix” or the “Company”)

510 Burrard Street

Suite 575

Vancouver, British Columbia

V6C 3A8

Item 2             Date of Material Change

May 22 and 23, 2019

Item 3             News Release

A news release dated May 22, 2019 was disseminated to the TSX Venture Exchange and various approved public media and was filed on SEDAR with the applicable securities commissions.

Item 4             Summary of Material Change(s)

The Company announced that, further to its press release dated May 15, 2019, the consolidation of its common shares on the basis of two (2) pre-consolidation common shares for each one (1) post-consolidation common share (the “Consolidation”) was effected at 12:01 a.m. on Thursday, May 23, 2019. Maverix’s post-consolidation common shares were posted for trading on the TSX Venture Exchange at the opening of trading on May 23, 2019, under the current symbol “MMX” and new CUSIP number 57776F405. The shareholders of Maverix authorized the consolidation of the common shares at the Annual General and Special Meeting held on May 14, 2019.

Item 5             Full Description of Material Change

5.1                               Full Description of Material Change

The Company announced that, further to its press release on May 15, 2019, the Consolidation of its common shares on the basis of two (2) pre-consolidation common shares for each one (1) post-consolidation common share was effected at 12:01 a.m. on Thursday, May 23, 2019. Maverix’s post-consolidation common shares were posted for trading on the TSX Venture Exchange at the opening of trading on May 23, 2019, under the current symbol “MMX” and new CUSIP number 57776F405. The shareholders of Maverix authorized the Consolidation of the common shares at the Annual General and Special Meeting held on May 14, 2019.

The 215,896,666 common shares issued and outstanding prior to the Consolidation have been consolidated to approximately 107,948,342 common shares. All fractional shares that would have otherwise been received by a shareholder as a result of the Consolidation have been rounded to the nearest whole number of shares. All outstanding stock options and warrants were proportionately adjusted based on the Consolidation ratio.

Registered shareholders that hold physical share certificates will receive a letter of transmittal requesting that they forward pre-consolidation common share certificates to Maverix’s transfer agent, TSX Trust, for exchange for new share certificates representing common shares on a post-consolidation basis.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8             Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

C. Warren Beil, Corporate Secretary
Telephone: 604-449-9295

Item 9             Date of Report

May 31, 2019